EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY
Computation of Ratio of Earnings to Fixed Charges
January 1, 2004 – March 31, 2009
(Thousands, except ratio of earnings to fixed charges)
(Unaudited)

						12 Months	Three Months(1)
						Ended	Ended
	Year Ended December 31,					March 31,	March 31,
	2008	2007	2006	2005	2004	2009	2009
Fixed Charges, as defined:
Interest on Long-Term Debt	$33,605	$34,294	$34,651	$34,330	$33,776	$33,600	$8,430
Other Interest	4,022	4,116	4,648	2,665	2,184	3,796	816
Amortization of Debt
Discount and Expense	700	711	716	808	773	719	194
Interest Portion of Rentals	1,551	1,523	1,465	1,357	1,489	1,565	407
Total Fixed Charges, as defined	$39,878	$40,644	$41,480	$39,160	$38,222	$39,680	$9,847
Earnings, as defined:
Net Income	$69,525	$74,497	$63,415	$58,149	$50,572	$73,720	$47,363
Taxes on Income	40,678	44,060	36,234	32,720	26,531	43,805	28,828
Fixed Charges, as above	39,878	40,644	41,480	39,160	38,222	39,680	9,847
Total Earnings, as defined	$150,081	$159,201	$141,129	$130,029	$115,325	$157,205	$86,038
Ratio of Earnings to Fixed Charges	3.76	3.92	3.40	3.32	3.02	3.96	8.74

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.